August 27, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Mail Stop 4561

Washington, D.C.  20549-4631

Attention:Jan Woo, Legal Branch Chief

Jeff Kauten, Attorney-Advisor

Re:Acceleration Request of Smith Micro Software, Inc.

Registration Statement on Form S-3, Filed August 17, 2018

File No. 333-226918

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Smith Micro Software, Inc. (the “Company”) respectfully requests that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission accelerate the effective date of the Company’s Registration Statement on Form S-3 (Registration No. 333-226918) (the “Registration Statement”), so that it will be declared effective at 5:00 p.m., Eastern time, on August 28, 2018, or as soon as practicable thereafter. The Company authorizes Jennifer Minter and Brian Novosel of Buchanan Ingersoll & Rooney PC, counsel to the Company, to orally modify or withdraw this request for acceleration.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would inform Brian Novosel of Buchanan Ingersoll & Rooney PC, counsel to the Company, at (412) 562-5266.

Sincerely,

Smith Micro Software, Inc.

By:      /s/ Timothy C. Huffmyer

Chief Financial Officer

cc:William W. Smith, Jr., Chief Executive Officer